Exhibit 99.1

ASX/News Release

AVITA Medical Announces Intention to Redomicile

to the United States of America

Intention to establish primary listing on NASDAQ

with continued (secondary) listing on ASX

Valencia, Calif., USA, and Melbourne, Australia, 20 April 2020: AVITA Medical Limited (Company) (ASX: AVH, NASDAQ: RCEL), a regenerative medicine company with a technology platform positioned to address unmet medical needs in therapeutic skin restoration, announced today its intention to redomicile the Company and its subsidiaries (Avita Group) from Australia to the United States of America by way of a scheme of arrangement under Part 5.1 of the Corporations Act 2001 (Cth) (Redomiciliation).

To implement the Redomiciliation, the Company has entered into a Scheme Implementation Agreement dated 20 April 2020 with AVITA Therapeutics, Inc. (Avita US), a newly-formed company incorporated in Delaware in the United States. A copy of the Scheme Implementation Agreement is attached to this announcement.

If the Redomiciliation is implemented:

•	Avita US will become the new holding company of the Avita Group;

•	shareholders will effectively exchange their shares in the Company for equivalent securities in Avita US; and

•

the existing listing of the Company on the Australian Securities Exchange (ASX) (being the Company’s current primary listing) and on the NASDAQ Stock Market (NASDAQ) (being the Company’s current secondary listing) will be inverted and replaced with a new listing of Avita US on NASDAQ (as its future primary listing) and on the ASX (as its future secondary listing).

The Redomiciliation is subject to regulatory and court approvals, as well as approval by the Company’s shareholders at an extraordinary general meeting which will be convened to address the Redomiciliation (Scheme Meeting).

Reasons for the Redomiciliation

After carefully considering the advantages, disadvantages and risks of the Redomiciliation, the directors of the Company (Board) are of the unanimous view that the advantages of the Redomiciliation materially outweigh its disadvantages and risks. In particular, the Board believes that the Redomiciliation will:

•

substantially reduce the costs, burden, resourcing and risks associated with dual financial reporting and related compliance obligations that the Company has become subject to in both the United States and Australia (since 31 December 2019), which is expected to save approximately A$400,000 per annum in external professional costs alone;

•

create a “local” share listing on the NASDAQ exchange in the United States, the largest market for the treatment for burns, and where the Board’s immediate strategy is to further grow the Avita Group’s visibility and presence;

Avita Medical Limited c/o Mertons Corporate Services Pty Ltd Level 7, 330 Collins Street, Melbourne Victoria 3000

•	increase the attractiveness of the Avita Group to a broader range of investors in the United States capital market, the largest in the world in terms of market capitalisation and trading volume; and

•

better align the Avita Group’s corporate structure with its business operations in the United States, which is where nearly all of the Avita Group’s employees are located. The Company derives virtually all of its revenue from the United States, has no physical presence outside of the United States, and a significant majority of its issued share capital (taking into account its American Depositary Shares (ADSs), which are traded exclusively on NASDAQ) is currently held by investors in the United States.

The Board unanimously recommends the Redomiciliation

The Board unanimously recommends that shareholders vote in favour of the resolution to approve the Redomiciliation at the Scheme Meeting. Each member of the Board intends to vote the shares in the Company which they hold (or which are held on their behalf) in favour of that resolution.

Independent Expert

The Company has engaged BDO Corporate Finance Limited (Independent Expert) to report on whether the Redomiciliation is in the best interests of shareholders as a whole. The scheme booklet in connection with the Redomiciliation (Scheme Booklet) will include the report of the Independent Expert.

Key features of the Redomiciliation

If the Redomiciliation is implemented:

•	Avita US will acquire all of the Company’s ordinary shares (Shares), and in exchange:

•

shareholders in eligible jurisdictions who hold Shares (other than the ADS Depositary) will receive 5 CHESS depositary interests (CDIs) in Avita US (Avita US CDIs) for every 100 Shares held by them on the record date for the Redomiciliation (Record Date); and

•

the ADS Depositary (who holds Shares for the benefit of holders of the Company’s ADSs) will receive one Avita US Share for every 100 Shares held by it on the Record Date and will distribute to ADS holders one Avita US Share for every 5 ADSs held by them on the Record Date (upon surrender by them of their ADSs and payment of the ADS Depositary’s fee for that surrender).

Therefore, shareholders in eligible jurisdictions and ADS holders (on the Record Date), upon receiving Avita US CDIs or Avita US Shares, will hold an equivalent proportional interest in Avita US as they held in the Company prior to implementation of the Redomiciliation.

Shareholders (on the Record Date) in certain ineligible jurisdictions (which are listed under the definition of “Ineligible Shareholder” in the Scheme Implementation Agreement) will have their entitlements sold pursuant to a sale facility, and those holders will receive the relevant net proceeds of that sale. In addition, shareholders (on the Record Date) who have a fractional entitlement to an Avita US Share or an entitlement to Avita US CDIs that is not sufficient to equate to a whole Avita US Share, will have those fractional interests sold pursuant to the same sale facility and those holders will receive the relevant net proceeds of that sale.

•

If the Redomiciliation is implemented, Avita US Shares will be quoted on NASDAQ and Avita US CDIs will be quoted on the ASX. Avita US Shares and Avita US CDIs will be transmutable, so that Avita US shareholders can convert their Avita US Shares (on NASDAQ) into Avita US CDIs (on the ASX) (and vice versa).

Avita Medical Limited c/o Mertons Corporate Services Pty Ltd Level 7, 330 Collins Street, Melbourne Victoria 3000

•	It is not intended that the Redomiciliation will result in any changes to the operations, management or strategy of the Avita Group.

Implementation of the Redomiciliation is conditional upon the satisfaction of certain conditions, which are set out in the Implementation Agreement, including:

•	The Independent Expert concluding that the scheme to give effect to the Redomiciliation is in the best interests of the Company’s shareholders as a whole;

•	The Company’s shareholders approving the scheme;

•	The Federal Court of Australia approving the scheme;

•	Avita US obtaining approval from the Foreign Investment Review Board;

•	ASX approving Avita US for admission to the official list of the ASX and the Avita US CDIs for official quotation, which approval may be subject to satisfaction of various conditions; and

•	The Avita US Shares being authorised for listing on NASDAQ, subject to official notice of issuance following implementation of the scheme and any customary conditions.

Scheme Meeting

For the Redomiciliation to be implemented, a requisite majority of shareholders must vote to approve the Redomiciliation at the Scheme Meeting, which is intended to be held in June 2020.

Due to the COVID-19 pandemic and the restrictions imposed by Australian governments in response to it, the Company will be making an application to the Federal Court of Australia for orders to permit the Scheme Meeting to be conducted exclusively as a virtual meeting. Accordingly, it is proposed that the Scheme Meeting will be conducted by way of a live webcast only.

Further details on how to participate in the Scheme Meeting by way of live webcast and on how to vote (including by way of proxy, attorney or corporate representative) will be provided in the Scheme Booklet.

Any changes to the proposal that the Scheme Meeting be conducted exclusively as a virtual meeting will be outlined in the Scheme Booklet and thereafter on the ASX, NASDAQ and via news release, and will also be notified on the Company’s website (https://www.avitamedical.com/).

ADS holders will be entitled to vote and participate in the Scheme Meeting through the Bank of New York Mellon, the ADS depositary.

Indicative timetable and next steps

Shareholders do not need to take any action at this time.

The Scheme Booklet is intended to be sent to shareholders in May 2020. The Scheme Booklet will contain, amongst other things, further information relating to the Redomiciliation, reasons for the Board’s unanimous recommendation, information on the Scheme Meeting and on how to vote and the report of the Independent Expert.

Avita Medical Limited c/o Mertons Corporate Services Pty Ltd Level 7, 330 Collins Street, Melbourne Victoria 3000

If approved by the requisite majorities of shareholders (and subject to regulatory and court approvals), the Avita Group is targeting to implement the Redomiciliation by 30 June 2020, following which Avita US Shares and Avita US CDIs will be issued and can be traded on NASDAQ and the ASX respectively.

These dates are indicative only and subject to, amongst other things, court availability (particularly in the current environment) and the conditions precedent to completion of the Redomiciliation (as set out in the Scheme Implementation Agreement) being satisfied or waived.

Authorized for release by the Chief Financial Officer of AVITA Medical Limited.

###

ABOUT AVITA MEDICAL LIMITED

AVITA Medical is a regenerative medicine company with a technology platform positioned to address unmet medical needs in burns, chronic wounds, and aesthetics indications. AVITA Medical’s patented and proprietary collection and application technology provides innovative treatment solutions derived from the regenerative properties of a patient’s own skin. The medical devices work by preparing a RES® REGENERATIVE EPIDERMAL SUSPENSION, an autologous suspension comprised of the patient’s skin cells necessary to regenerate natural healthy epidermis. This autologous suspension is then sprayed onto the areas of the patient requiring treatment.

AVITA Medical’s first U.S. product, the RECELL® System, was approved by the U.S. Food and Drug Administration (FDA) in September 2018. The RECELL System is indicated for use in the treatment of acute thermal burns in patients 18 years and older. The RECELL System is used to prepare Spray-On Skin™ Cells using a small amount of a patient’s own skin, providing a new way to treat severe burns, while significantly reducing the amount of donor skin required. The RECELL System is designed to be used at the point of care alone or in combination with autografts depending on the depth of the burn injury. Compelling data from randomized, controlled clinical trials conducted at major U.S. burn centers and real-world use in more than 8,000 patients globally, reinforce that the RECELL System is a significant advancement over the current standard of care for burn patients and offers benefits in clinical outcomes and cost savings. Healthcare professionals should read the INSTRUCTIONS FOR USE—RECELL® Autologous Cell Harvesting Device (https://recellsystem.com/) for a full description of indications for use and important safety information including contraindications, warnings and precautions.

In international markets, our products are marketed under the RECELL System brand to promote skin healing in a wide range of applications including burns, chronic wounds and aesthetics. The RECELL System is TGA-registered in Australia and received CE-mark approval in Europe.

To learn more, visit www.avitamedical.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This letter includes forward-looking statements. These forward-looking statements generally can be identified by the use of words such as “anticipate,” “expect,” “intend,” “could,” “may,” “will,” “believe,” “estimate,” “look forward,” “forecast,” “goal,” “target,” “project,” “continue,” “outlook,” “guidance,” “future,” other words of similar meaning and the use of future dates. Forward-looking statements in this letter include, but are not limited to, statements concerning, among other things, our ongoing clinical trials and product development activities, regulatory approval of our products, the potential for future growth in our business, and our ability to achieve our key strategic, operational and financial goal. Forward-looking statements by their nature address matters that are, to different degrees, uncertain. Each forward- looking statement contained in this letter is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, the timing of regulatory approvals of our products; physician acceptance, endorsement, and use of our products; failure to achieve the anticipated benefits from approval of our products; the effect of regulatory actions; product liability

Avita Medical Limited c/o Mertons Corporate Services Pty Ltd Level 7, 330 Collins Street, Melbourne Victoria 3000

claims; risks associated with international operations and expansion; and other business effects, including the effects of industry, economic or political conditions outside of the company’s control. Investors should not place considerable reliance on the forward-looking statements contained in this letter. Investors are encouraged to read our publicly available filings for a discussion of these and other risks and uncertainties. The forward-looking statements in this letter speak only as of the date of this release, and we undertake no obligation to update or revise any of these statements.

FOR FURTHER INFORMATION:

U.S. Media	Investors:
Sam Brown, Inc.	Westwicke Partners
Christy Curran	Caroline Corner
Phone +1 615 414 8668	Phone +1 415 202 5678
christycurran@sambrown.com	caroline.corner@westwicke.com

O.U.S Media	AVITA Medical Ltd
Monsoon Communications	David McIntyre
Rudi Michelson	Chief Financial Officer
Phone +61 (0)3 9620 3333	Phone +1 661 367 9178
Mobile +61 (0)411 402 737	dmcintyre@avitamedical.com
rudim@monsoon.com.au

Avita Medical Limited c/o Mertons Corporate Services Pty Ltd Level 7, 330 Collins Street, Melbourne Victoria 3000